ITEM 77C

DREYFUS PREMIER MANAGER FUNDS II (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Dreyfus Premier Manager Funds II was held on June 29, 2006. Out of a total of 48,759,020 shares (“Shares”) entitled to vote at the meeting, a total of 34,148,123 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund’s outstanding Shares as follows:

		Shares

	For		Authority Withheld

To elect additional Board Members*:
Peggy C. Davis	33,714,880		433,244
James F. Henry	33,767,904		380,219
Dr. Martin Peretz	33,707,382		440,742

*Each new Independent Board member’s term commenced on September 26, 2006.

In addition, Joseph S. DiMartino, David P. Feldman, Ehud Houminer, Gloria Messinger, and Ann Wexler continued to serve as Board members of the fund after the shareholder meeting.